UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Company reports that on September 20, 2010 it filed a notice with the Securities and Exchange Commission (the “SEC”) to withdraw its registration statement filed on a Form F-1. The registration statement had not been declared effective by the SEC and no securities were sold thereunder.

CIBT also reports that on September 20, 2010 it announced the establishment of a new job placement call center in the Philippines. The call center will serve as a means of seeking out potential employers for graduates of CIBT’s subsidiary schools, CIBT School of Business China, Sprott-Shaw group of colleges and KGIC international colleges in Canada.

Please see the news releases dated September 20, 2010 filed as exhibits hereto for further details.

EXHIBITS

Number	Description of Exhibit
99.1	September 20, 2010 – News Release “CIBT Withdraws SEC Registrant Filing”
99.2	September 20, 2010 – News Release “CIBT Establishes Job Placement Call Centers in the Philippines”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: September 21, 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer